201 South Main Street Suite 1800 Salt Lake City, Utah 84111 Telephone 801 532-1234 Facsimile 801 536-6111 E-mail: pbl@parsonsbehle.com	Mark E. Lehman Direct Dial (801) 532-1234 E-mail MLehman@parsonsbehle.com

October 4, 2005

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Tabatha Akins, Staff Accountant

Mail Stop 6010

Re:     Viral Genetics, Inc. – File No. 000-26875

Dear Ms. Akins:

This firm represents Viral Genetics, Inc., (the “Company”). We are in receipt of your letter dated September 16, 2005, regarding the Company’s report on Form 10-KSB for the fiscal year ended December 31, 2004. As we discussed by telephone yesterday, the Company intends to respond to the letter from the staff of the Commission on or before Friday, October 14, 2005.

If you have any questions or concerns regarding this matter, please do not hesitate to contact the undersigned.

Sincerely,

Parsons Behle & Latimer

/s/  Mark E. Lehman

  Mark E. Lehman

MEL/cm

cc:     Viral Genetics, Inc.